April 27, 2011

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Capital Portfolios, Inc. (the “Registrant”) (File Nos. 033-64872; 811-7820)

Dear Mr. Hallock:

Please find below our responses to your comments as discussed during our various telephone conversations regarding Post-Effective Amendment No. 47, filed on January 28, 2011, to the Registrant’s registration statement.  For your convenience, we restated each of your comments prior to our responses.

In addition to the comments noted herein, we have made changes to the registration statement for this Registrant to correspond to the comments you provided during your review of the LIVESTRONG® 2055 Portfolio prospectus and statement of additional information filed on December 29, 2010 as part of Post-Effective Amendment No. 15 to the registration statement of American Century Asset Allocation Portfolios, Inc.

Prospectus – Fee Example

1.	Comment: Please delete “(unless otherwise indicated)” from the narrative disclosure preceding the fee example, since no other assumptions are indicated in the table.

Response:  We have deleted the parenthetical as requested.

Prospectus – Principal Investment Strategies

2.
Comment:  Please revise the discussion regarding the fund’s 80% policy to provide additional disclosure about the types of real estate securities that will be purchased as part of the fund’s principal investment strategies.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	americancentury.com

Mr. Howie Hallock
April 27, 2011

Response:  We added additional disclosure in the Principal Investment Strategies to indicate that the fund will invest at least 80% of its assets in real estate investment trusts or securities of companies that attribute at least 50% of its revenues or 50% of the market value of its assets to the ownership, construction, management or sale of real estate.

3.
Comment:  Since the fund includes the term “Global” in its name, please add disclosure indicating that at least 40% of its assets will be invested in foreign securities and will invest in at least three different countries.

Response:  We have revised the discussion in the Principal Investment Strategies section to indicate that under normal market conditions at least 40% of the fund’s assets will be invested in foreign securities and that the fund will allocate investments among at least three different countries.

4.	Comment: Please expand the discussion of the portfolio manager’s strategy with respect to the strategy involving sector allocation and benchmark sensitive portfolio construction.

Response: We have expanded the discussion with respect to these two strategies as requested.

5.	Comment: Please add discussion to the Principal Investment Strategies section to indicate that the fund’s investment strategy results in a limited number of security positions.

Response:  We have revised the discussion of the fund’s principal strategies to indicate that the fund will concentrate assets in real estate securities which will result in a smaller number of overall security positions.

Prospectus – Principal Risks

6.
Comment:  Please either (i) confirm that the fund may be purchased through insured depository institutions; or (ii) delete the disclosure regarding an investment in the fund is not a deposit insured or guaranteed by the Federal Deposit Insurance Corporation.

Response: We hereby confirm that the fund may be purchased through financial intermediaries that are insured depositary institutions.

Mr. Howie Hallock
April 27, 2011

Prospectus – Objectives, Strategies and Risks

7.	Comment: Please indicate in the disclosure that for purposes of the fund’s 80% policy, the term “assets” includes “borrowings used for investment purposes.”

Response:  We have revised the discussion to indicate that “the fund invests at least 80% of its net assets plus borrowings for investment purposes, in equity securities issued by real estate investment trusts and companies engage in the real estate industry.”  However, we have also added disclosure to indicate that the fund has a fundamental policy not to borrow money for investment purposes.

8.	Comment: Please make corresponding changes to the disclosure in the Objectives, Strategies and Risks section to take into account the Commission’s comments on the Fund Summary section.

Response:  We have made changes to the disclosure in the Objectives, Strategies and Risks section as necessary to incorporate the Commission’s comments to the Fund Summary.

Statement of Additional Information – Fundamental Investment Policies

9.
Comment:    Please revise the disclosure regarding the fund’s concentration policy to state that the fund “will” concentrate its investments in real estate securities rather than the fund “may” concentrate its investments in real estate securities.

Response: We have revised the disclosure as requested.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Mr. Howie Hallock
April 27, 2011

If you have any questions with regard to the above responses, please contact the undersigned at ryan_blaine@americancentury.com or 816-340-4414.

Sincerely,

/s/ Ryan L. Blaine
Ryan L. Blaine
Assistant Secretary